Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)

#1203-4464 Markham Street

Victoria, BC V8Z 7X8

Canada

Item 2	Date of Material Change

December 9, 2019

Item 3	News Release

News releases were issued and disseminated by the Company through Business News Wire on December 9, 2019 and December 12, 2019.

Item 4	Summary of Material Change

On December 9, 2019, the Company announced it had commenced a registered underwritten public offering of its common shares (the “Offering”). On December 9, 2019, the Company further announced the pricing of the Offering of 11,115,165 common shares at a public price of US$15.00 per share. The Company granted the Underwriters (defined below) an option exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase 1,667,274 additional shares, for a period of up to 30 days (the “Option”). The Option was exercised in full.

Jefferies LLC and SVB Leerink LLC acted as joint book-running managers for the Offering. H.C. Wainwright & Co. LLC, Oppenheimer & Co. Inc., and Bloom Burton Securities Inc. acted as co-managers for the Offering (collectively, the “Underwriters”).

Item 5	Full Description of Material Change

On December 9, 2019, the Company announced it had commenced the Offering. On December 9, 2019, the Company further announced the pricing of the Offering of 11,115,165 common shares at a public price of US$15.00 per share. The Company granted the Underwriters the Option exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase 1,667,274 additional shares, for a period of up to 30 days. The Option was exercised in full.

Jefferies LLC and SVB Leerink LLC acted as joint book-running managers for the Offering. H.C. Wainwright & Co. LLC, Oppenheimer & Co. Inc., and Bloom Burton Securities Inc. acted as co-managers for the Offering.

The Offering closed on December 12, 2019. The shares were sold at a public offering price of US$15.00 per share. The gross proceeds to the Company from this Offering were approximately US$191.7 million, before deducting underwriting discounts and commissions and other estimated offering expenses.

The Company intends to use the net proceeds of the Offering for pre-commercialization and launch activities, as well as working capital and general corporate purposes.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com

Item 9	Date of Report

December 17, 2019